June 9, 2014

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Barclays PLC Registration Statement on Form F-4, as amended (File No. 333-195965)

Acceleration Request

Requested Date: June 10, 2014

Requested Time: 5:00 P.M. Eastern Time

Dear Ms. Hayes:

Barclays PLC (“Registrant”) hereby requests that the Commission declare the above-captioned Registration Statement on Form F-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John O’Connor of Sullivan & Cromwell LLP, the Registrant’s legal counsel, to orally modify or withdraw this request for acceleration.

The Registrant and Barclays Bank PLC (“Barclays Bank”) hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant and Barclays Bank may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. O’Connor at +44 20 7959 8515. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form F-4 effective to Mr. O’Connor via email at oconnorj@sullcrom.com and via mail at 1 New Fetter Lane, London EC4A 1AN, United Kingdom.

Sincerely,

Barclays PLC

By:	/s/ Steven Penketh

Name:	Steven Penketh
Title:	Managing Director

CC:	Eric Envall
Daniel Duchovny
(Securities and Exchange Commission)

John O’Connor
George H. White
(Sullivan & Cromwell LLP)